Exhibit 99.1


Press Release                                                  [GRAPHIC OMITTED]

HEAD NV Announces Results For The Three Months and Nine Months Ended September 30, 2001



Rotterdam - November 14, 2001 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced today that for the 3 months ended September 30, 2001 Head had revenues of $111.1 million, income from continued operations before tax of $5.1 million and net income of $3.7 million, compared with revenues of $106.9 million, income from continued operations before tax of $18.2 million and net income of $17.7 million for the three months ended September 30, 2000. Earnings per share for the three month period were $0.10 compared to $0.73 for the same period in 2000.

For the nine months ended September 30, 2001 Head had revenues of $264.0 million, income from continued operations before tax of $2.8 million and a net loss of $0.5 million compared with revenues of $267.8 million, income from continued operations before tax of $11.1 million and net income of $8.6 million for the nine months ended September 30, 2000. Earnings per share for the nine month period were ($0.01) compared to $0.36 for the same period in 2000.

Johan Eliasch Chairman and CEO commented. "Our top line continues to perform roughly in line with last year's performance, however the previously discussed costs associated with the restructuring of our footwear business, the marketing cost for the Head Snowboard line and the weak retail environment have impacted our profits for the period.

In our press release of October 29th we discussed that while the Winter and Racquet Sports divisions which make up 80% of our business are performing well, the slowdown of our diving business in the US, and the costs associated with the establishment of Head UK, a wholly owned sales, marketing and distribution organization, for that important market and the termination of the current UK distribution agreement have led us to lower our estimate for full year operating income to a range of $19 million to $23 million.

Everyone in the Head organization is concentrating his or her efforts on reducing costs across the board and keeping tight controls on our inventory and


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receivables. At the same time we are continuing to make long term strategic investments like Head UK, maintaining our R&D spend and rolling out our dealer extranet.

Fortunately our balance sheet is in good shape with low leverage and ample liquidity to run our business for the long term."


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Financial Highlights-Three Months and Nine Months

Total Revenues. For the three months ended September 30, 2001 total revenues increased by $4.2 million or 3.9% to $111.1 million from $106.9 million in the comparable 2000 period. At comparable exchange rates, total revenues increased by 6.2%. For the nine months ended September 30, 2001, total revenues decreased by $3.8 million, or 1.4%, to $264.0 million from $267.8 million in the comparable 2000 period. This decrease was primarily due to currency translation adjustments resulting from the depreciation of the euro against the U.S. dollar. Excluding the effect of changes in exchange rates, total revenues for the nine months ended September 30, 2001 increased by $4.2 million, or 1.6% due to an increase in revenues from our Racquet Sports division. This increase was offset, however, by decreased revenues from Diving products and, to a lesser extent, from Winter Sports.

                                          For the Three                                    For the Nine
                                              Months                                           Months
                                        Ended September 30,                             Ended September 30,
                            --------------------------------------------    ---------------------------------------------
                                     2000           2001       % Change              2000          2001         % Change
                            -------------- -------------- --------------    -------------- ------------- ----------------
                              (unaudited)    (unaudited)                      (unaudited)   (unaudited)
                                    (in thousands)                                 (in  thousands)
Product category:
Winter Sports............     $    51,516    $    50,049           (2.8)      $    65,451   $    63,623             (2.8)
Racquet Sports...........          40,132         46,550           16.0           139,567       141,184              1.2
Diving...................          13,891         13,333           (4.0)           56,887        53,362             (6.2)
Licensing................           1,331          1,133          (14.9)            5,877         5,812             (1.1)
                            --------------------------------------------    ---------------------------------------------
Total Revenues                $   106,870    $   111,066            3.9       $   267,782   $   263,981             (1.4)
                            ============================================    =============================================


Winter Sports revenues for the three months ended September 30, 2001 decreased by $1.5 million or 2.8% to $50.0 million from $51.5 million in the comparable 2000 period. For the nine months ended September 30, 2001 Winter Sports revenues decreased by $1.8 million, or 2.8%, to $63.6 million from $65.5 million in the comparable 2000 period. Excluding the effect of changes in exchange rates, revenues in winter sports decreased by $0.2 million, or 0.3%. This decrease was due to lower sales of our ski bindings and ski boots partly offset by improved sales of skis and snowboard equipment.

Racquet Sports revenues for the three months ended September 30, 2001 increased by $6.4 million or 16.0% to $46.6 million from $40.1 million in the comparable 2000 period. For the nine months ended September 30, 2001 Racquet Sports revenues increased by $1.6 million, or 1.2%, to $141.2 million from $139.6 million in the comparable 2000 period. Excluding the effect of changes in exchange rates revenues in Racquet Sports increased by $5.5 million, or 4.0%. This improvement results mainly from higher revenues achieved with tennis racquets and tennis accessories.

Diving revenues for the three months ended September 30, 2001 decreased by

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$0.6 million or 4.0% to $13.3 million from $13.9 million in the comparable 2000 period. For the nine months ended September 30, 2001 Diving product revenues decreased by $3.5 million, or 6.2%, to $53.4 million from $56.9 million in the comparable 2000 period. Excluding the effect of changes in exchange rates, revenues from diving decreased by $1.3 million or 2.3%.

Licensing revenues for the three months ended September 30, 2001 decreased by $0.2 million to $1.1 million from $1.3 million in the comparable 2000 period. For the nine months ended September 30, 2001 Licensing revenues slightly decreased by $0.07 million, or 1.1% to $5.81 million from $5.88 million in the comparable 2000 period.

Gross Profit. For the three months ended September 30, 2001 gross profit decreased by $1.9 million to $46.2 million from $48.1 million in the comparable 2000 period. Gross margin decreased to 41.6% 2001 from 45.0% in the comparable 2000 period. For the nine months ended September 30, 2001, gross profit decreased by $7.3 million, or 6.4%, to $106.5 million from $113.9 million in the comparable 2000 period. Gross margin decreased to 40.4% 2001 from 42.5% in the comparable 2000 period.

Selling and Marketing Expenses. For the three months ended September 30, 2001 selling and marketing expenses increased by $1.6 million to $25.3 million from $23.7 million in the comparable 2000 period. For the nine months ended September 30, 2001, selling and marketing expenses increased by $4.1 million, or 5.8%, to $74.4 million from $70.3 million in the comparable 2000 period. This increase was due primarily to increased advertising expenses incurred in connection with the introduction of the Intelligence racquets and Head snowboard lines as well as an increase in premiums due to the success of our players.

General and Administrative Expenses. For the three months ended September 30, 2001 general and administrative expenses decreased by $0.7 million or 6.6% to $8.9 million from $9.6 million in the comparable 2000 period. For the nine months ended September 30, 2001, general and administrative expenses decreased by $2.0 million, or 7.6%, to $24.3 million from $26.3 million in the comparable 2000 period. Of this decrease, $0.9 million was attributable to the gain on the sale of a building used in operations in Italy.

We also recorded $0.8 million and $1.5 million in each of the respective three month and nine month periods ended September 30, 2001 and $0.4 million and $1.0 million in each of the respective three months and nine month periods ended September 30, 2000, of non-cash compensation expense due to the grant of stock options under our stock option plans 1998 and 2001 and the resulting amortization expense.

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In addition, we recorded in the nine months ended September 30, 2001, $0.6 million of termination benefits and other related costs primarily in respect of one employee who held a management position.

Operating Income. As a result of the foregoing factors, operating income for the three months ended September 30, 2001 decreased by $3.3 million, or 22.7%, to $11.2 from $14.4 million in the comparable 2000 period. For the nine months ended September 30, 2001, operating income decreased by $10.5 million, or 64.7%, to $5.7 million from $16.2 million in the comparable 2000 period.

Interest Expense. For the three months ended September 30, 2001 interest expense decreased by $1.5 miilion or 34.0% to $2.9 million from $4.3 million in the comparable 2000 period. For the nine months ended September 30, 2001, interest expense decreased by $5.1 million, or 37.8%, to $8.4 million from $13.5 million in the comparable 2000 period. The decrease was due to the partial repayment of our debts using the proceeds of the initial public offering which took place in October 2000.

Interest Income. For the three months ended September 30, 2001 interest income increased by $0.1 million or 69.2% to $0.2 million from $0.1 million in the comparable 2000 period. For the nine months ended September 30, 2001, interest income increased by $0.3 million, or 58.8%, to $0.8 million from $0.5 million in the comparable 2000 period. This increase was due to higher cash on hand.

Foreign Currency Exchange. For the three months ended September 30, 2001, we showed a foreign currency exchange loss of $3.4 million, compared to a gain of $8.3 million in the comparable 2000 period. For the nine months ended September 30, 2001, we had a foreign currency exchange gain of $4.8 million, compared to a gain of $12.1 million in the comparable 2000 period. The decrease in the third quarter of 2001 as compared to the third quarter of 2000 is primarily due to the recognition of foreign exchange losses associated with the Company's U.S. dollar denominated receivables of its European subsidiaries in 2001. We operate in a multi-currency environment and are subject to the effects of fluctuation in exchange rates.


Other Expense, net. For the three months ended September 30, 2001, other expenses, net decreased by $0.2 million to $0.04 million from $0.2 million in the comparable period. For the nine months ended September 30, 2001, other expense, net decreased by $4.1 million, or 97.1%, to $0.1 million from $4.2 million in the comparable 2000 period. A one time payment of $3.5 million was paid to the former owner of HTM in June 2000.

Income Tax Expense. For the three months ended September 30, 2001, income tax increased by $0.7 million to $1.1 million from $0.3 million on the comparable

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2000 period. For the nine months ended September 30, 2001, income tax expense was $2.7 million, an increase of $0.8 million to the comparable 2000 period. This increase is mainly attributable to an increase in current income tax expense mainly in Austria and Italy, which is partly offset by an increase in tax losses carried forward.

Share of loss from equity investment, net of tax: This represents the Company's share of loss from an equity investment in a distribution company purchased at the end of 2000. For the nine months ended September 30, 2000, the Company's share of losses from this equity investment was $0.6 million.

Net Income. As a result of the foregoing factors, for the three months ended September 30, 2001, we had net income of $3.7 million, compared to net income of $17.7 million in the comparable 2000 period. For the nine months ended September 30, 2001, we had net loss of $0.5 million, compared to net income of $8.6 million in the comparable 2000 period.

Liquidity and Capital Resources:

For the nine months ended September 30, 2001, cash generated from operating activities increased to $12.3 million from $8.9 million in 2000. This is mainly due to lower working capital requirements. The cash flows from operating activities and proceeds from sale of a building were used to pay a dividend of $9.5 million to our shareholders, to purchase property, plant and equipment of $12.7 million and to continue our share purchase program.

We currently have $57.8 million in available unused credit facilities. We believe that we are in good standing with our lenders and that we have sufficient available credit for our needs.



About Head

We have a rich heritage. Founded in 1950 by inventor Howard Head, today Head NV is a leading global manufacturer and marketer of branded sports equipment serving the skiing, tennis and diving markets. We have a world-class portfolio of premium brands, which includes Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets, athletic and outdoor footwear and apparel); Tyrolia (ski bindings); Penn (tennis balls and racquetballs) and Mares and Dacor (diving equipment).

Our strategic focus is to target the high margin, premium segments of our markets by developing highly innovative products sold at premium prices, a policy that we call "Superior Performance through Superior Technology".

We are a global company diversified in terms of both products and geography and one of the top suppliers of branded sports equipment to sporting goods retailers worldwide. Head offers a broad product range through over 27,000 accounts in over 80 countries.

We hold leading market share positions in all three of our product categories:
Winter Sports, Racquets Sport and Diving. We have a Licensing division to leverage value from and increase visibility of our brands outside the product categories covered by our product divisions.

Based on our fully integrated sales, marketing and distribution units in our major markets, as well as the strength of our innovative new products, we have been able to increase our market shares.

Our high performance products are used and endorsed by many of today's top athletes.

Please visit our website www.head.com
                         ------------

Head Contacts
-------------
Investor Relations
Robert Kosian, Head of Corporate Development
Tel:+44-207-499 7800; Fax: +44-207-499 7994; e-mail:htmbk@aol.com
                                                    -------------

Ralf Bernhart, Chief Financial Officer
Tel: +43-1-701 79354; Fax +43-1-707 8940



         This release contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "believes" and "expects" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the following: success or failure of our efforts to implement our business strategy; our liquidity and capital expenditures; our ability to obtain financing; our future capital needs; competitive pressures and trends in the sporting goods industry; our ability to compete, including internationally; our ability to introduce new and innovative products; cyclicality and economic condition of and anticipated trends in the industries we currently serve; our ability to acquire and integrate businesses; legal proceedings and regulatory matters; and general economic conditions.


Actual results and events could differ materially from those contemplated by these forward-looking statements as a result of factors ("cautionary statements") such as those described above. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this release will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise and forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Head Holdings Unternehmensbeteiligung GmbH



Date:  November 15, 2001                        By: /S/ Johan Eliasch
                                                ------------------------------
                                                Name:  Johan Eliasch
                                                Title: Chief Executive Officer